Exhibit 6.2

MANAGED SERVICES AGREEMENT

This Managed Services Agreement (this “Agreement”) is entered into as of September 1, 2026 (the “Effective Date”), by and between RAD Technologies, Inc., a Delaware corporation (“Service Provider”), and Altivera Vision Inc., a Delaware corporation (“Client”) (each, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, the Service Provider is an affiliate of the Client, and the Parties desire to formalize the provision of administrative, operational, and related support services from the Service Provider to the Client on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. PARTIES. The Parties to this Agreement are the Service Provider and the Client, as identified in the introductory paragraph above. The Service Provider is an affiliate of the Client. The Parties acknowledge their ownership and affiliated relationship and agree that nothing in this Agreement shall be construed to limit or alter any legal rights or obligations arising from such relationship under applicable law or the Client’s governing documents. Each Party represents and warrants that it has full power and authority to enter into this Agreement and to perform its obligations hereunder. The Parties intend that the Services and the fees payable for them under this Agreement reflect terms no less favorable to the Client than those that would be agreed between unaffiliated parties dealing at arm’s length.

2. PURPOSE. The purpose of this Agreement is to establish a formal framework pursuant to which the Service Provider will provide management, operational, and related support services to the Client. The Parties intend for this Agreement to govern the terms and conditions applicable to such services, including the allocation of responsibilities, costs, and risks, and the protection of each Party’s respective rights and interests. The Parties acknowledge that the Services are intended to support and advance the business operations of the Client for their mutual benefit.

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3. SERVICES. Subject to the terms and conditions of this Agreement, the Service Provider agrees to provide to the Client management, operational, technical, and administrative support services (collectively, the “Services”) as more particularly described on the applicable Service Schedules. Such Services may include, without limitation, general management and executive oversight, business operations and administration, accounting, financial planning and reporting, marketing and business development, technology support and platform access, human resources and staffing coordination, and such other services as are reasonably necessary to support the Client’s business activities. For the avoidance of doubt, the Services exclude the license of, and access to, the Platform, which is governed exclusively by the Software License Agreement referred to in Section 5.

(a)	The specific scope, nature, and description of the Services shall be set forth in one or more schedules, statements of work, or service descriptions (each, a “Service Schedule”), including Schedule A attached hereto and incorporated herein by reference. Any Service Schedule may be updated from time to time by mutual written agreement of the Parties without requiring an amendment to this Agreement.

(b)	The Parties may, from time to time, agree in writing to expand, modify, or supplement the scope of Services. Any such changes shall be documented in an updated or additional Service Schedule or written addendum, duly executed by authorized representatives of both Parties, and shall, upon execution be deemed incorporated into this Agreement.

(c)	The Client may direct that any or all of the Services be provided to, or for the benefit of, any direct or indirect subsidiary of the Client identified in a Service Schedule (each, a “Designated Affiliate”). The Client shall remain primarily liable for all fees payable in respect of Services provided to a Designated Affiliate and for each Designated Affiliate’s compliance with the terms of this Agreement as if it were the Client.

4. FEES AND PAYMENT. In consideration of the Services provided by the Service Provider pursuant to this Agreement, the Client shall pay to the Service Provider the fees and charges set forth in Schedule B attached hereto and incorporated herein by reference, as may be amended by the Parties in writing from time to time.

(a)	The fees payable by the Client for the Services shall be as described in Schedule B. The Parties acknowledge that fees may be structured as fixed periodic fees, usage-based charges, cost-plus arrangements, or such other methodology as the Parties may agree and set forth in Schedule B. The fees set out in Schedule B may be amended by mutual written agreement of the Parties without amendment of the Agreement.

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(b)	The Service Provider shall issue invoices to the Client in accordance with the invoicing schedule and procedures set forth in Schedule B, or as otherwise agreed in writing by the Parties. Unless otherwise specified in Schedule B, payment shall be due and payable within thirty (30) days following the date of the applicable invoice. All payments shall be made in U.S. dollars by wire transfer or such other method as the Parties may agree in writing.

(c)	Any amounts not paid by the Client when due shall accrue interest at a rate to be agreed upon by the Parties in writing, or in the absence of such agreement, at the maximum rate permitted by applicable law, from the date payment is due until the date payment is received in full. The Service Provider reserves the right to suspend performance of the Services in the event that any undisputed invoice remains unpaid beyond a reasonable cure period following written notice to the Client.

5. SOFTWARE LICENSE. The Client’s access to and use of any proprietary software, platform, application, or technology system of the Service Provider (the “Platform”) is governed exclusively by the separate Software License Agreement between the Parties dated on or about the date hereof, as amended from time to time (the “Software License Agreement”). No license, right, or interest in or to the Platform is granted under this Agreement, and in the event of any conflict between this Agreement and the Software License Agreement in respect of the Platform, the Software License Agreement shall govern. Termination or expiration of this Agreement shall not of itself terminate the Software License Agreement, and termination or expiration of the Software License Agreement shall not of itself terminate this Agreement.

6. TERM AND TERMINATION. This Agreement shall commence on the Effective Date and shall continue in full force and effect for an initial term of three (3) years (the “Initial Term”), unless earlier terminated in accordance with this Section 6.

(a)	Upon expiration of the Initial Term, this Agreement shall automatically renew for successive periods of one (1) year (each, a “Renewal Term”), unless either Party provides written notice of non-renewal to the other Party no less than thirty (30) days prior to the expiration of the then-current term. The Initial Term and any Renewal Terms are collectively referred to herein as the “Term.”

(b)	Either Party may terminate this Agreement for convenience, without cause, upon not less than thirty (30) days’ prior written notice to the other Party. Such termination shall not relieve the Client of the obligation to pay any fees or charges accrued and outstanding as of the effective date of termination.

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(c)	Either Party may terminate this Agreement upon written notice to the other Party if such other Party materially breaches any provision of this Agreement and fails to cure such breach within thirty (30) days following written notice specifying the nature of the breach in reasonable detail (or such longer period as may be reasonably necessary to cure such breach, provided the breaching Party commences cure within such initial cure period and diligently pursues cure to completion).

(d)	Either Party may terminate this Agreement immediately upon written notice to the other Party in the event that such other Party: (i) becomes insolvent, makes a general assignment for the benefit of its creditors, or admits in writing its inability to pay its debts as they become due; (ii) files, or has filed against it, a petition in bankruptcy, reorganization, dissolution, or liquidation that is not dismissed within sixty (60) days of filing; or (iii) has a receiver, trustee, or similar officer appointed for its property or affairs.

(e)	Upon expiration or termination of this Agreement for any reason: (i) the Service Provider shall cease providing the Services as of the effective date of termination or expiration; (ii) all fees, charges, and other amounts owed by the Client to the Service Provider that have accrued prior to such date shall become immediately due and payable; (iii) the Client’s rights in respect of the Platform shall be governed solely by the Software License Agreement; and (iv) each Party shall return or, at the disclosing Party’s election, destroy all Confidential Information (as defined in Section 8) of the other Party in its possession, subject to any applicable retention obligations required by law. Termination or expiration of this Agreement shall not affect any rights or obligations that have accrued prior to the effective date thereof, and the provisions of this Agreement that by their nature should survive termination shall so survive.

7. RELATIONSHIP OF THE PARTIES. Notwithstanding the ownership and affiliated relationship between the Parties, the Service Provider and the Client are, for purposes of this Agreement and the performance of the Services hereunder, independent contractors. Nothing in this Agreement shall be construed to create a partnership, joint venture, agency, employment, or fiduciary relationship between the Parties. Neither Party shall have the authority to bind the other Party to any obligation or liability, or to make any representation, warranty, or commitment on behalf of the other Party, without such other Party’s prior written consent. Each Party shall be solely responsible for the compensation, benefits, and employment obligations of its own employees and contractors.

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8. CONFIDENTIALITY. Each Party (in its capacity as a receiving party, the “Receiving Party”) agrees to keep strictly confidential all non-public information disclosed by the other Party (in its capacity as a disclosing party, the “Disclosing Party”) in connection with this Agreement that is designated as confidential or that reasonably should be understood to be confidential given the nature of the information and the circumstances of disclosure (“Confidential Information”). Confidential Information includes, without limitation, proprietary technology, business plans, financial data, customer and vendor information, pricing, software, source code, and the terms of this Agreement.

The Receiving Party shall: (i) use the Confidential Information solely for the purposes of performing its obligations or exercising its rights under this Agreement; (ii) protect the Confidential Information using at least the same degree of care it uses to protect its own confidential information, but in no event less than reasonable care; and (iii) not disclose the Confidential Information to any third party without the prior written consent of the Disclosing Party, except to its employees, officers, directors, and contractors who have a need to know such information for the purposes of this Agreement and who are bound by confidentiality obligations no less protective than those set forth herein.

The obligations of confidentiality set forth in this Section 8 shall not apply to information that: (i) is or becomes generally available to the public through no fault of the Receiving Party; (ii) was rightfully known to the Receiving Party prior to disclosure by the Disclosing Party, free of any obligation of confidentiality; (iii) is rightfully received from a third party without restriction on disclosure; or (iv) is required to be disclosed by applicable law, regulation, or court order, provided that the Receiving Party gives the Disclosing Party prompt written notice of such requirement and cooperates with the Disclosing Party in seeking a protective order or other appropriate relief. The confidentiality obligations set forth in this Section 8 shall survive the expiration or termination of this Agreement for a period of three (3) years, or such longer period as may be required by applicable law.

9. INTELLECTUAL PROPERTY. As between the Parties, each Party shall retain sole and exclusive ownership of all intellectual property rights in and to any works, inventions, developments, data, materials, software, or other subject matter that were developed, created, or acquired by such Party prior to the Effective Date or independently of this Agreement (“Pre-Existing IP”). Nothing in this Agreement shall be construed to transfer or assign any rights in a Party’s Pre-Existing IP to the other Party, and no license to any Pre-Existing IP is granted hereunder except as expressly set forth in this Agreement.

(a)	Each Party shall retain all right, title, and interest in and to its respective Pre-Existing IP. Any access to or use of a Party’s Pre-Existing IP granted under this Agreement is strictly limited to the purposes expressly set forth herein and shall not be construed as a general license or transfer of ownership.

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(b)	Unless otherwise expressly agreed in writing, all work product, deliverables, or other materials created, developed, or produced by the Service Provider in the course of performing the Services (“Work Product”) shall be owned by the Service Provider; provided that the Client shall receive a non-exclusive, non-transferable, royalty-free license to use such Work Product solely for its internal business purposes. The Parties may agree in writing to alternative ownership or licensing arrangements for specific Work Product in a Service Schedule or separate written agreement.

(c)	Notwithstanding anything to the contrary in this Agreement, the Service Provider shall retain sole and exclusive ownership of all right, title, and interest in and to the Platform, including all underlying software, source code, algorithms, interfaces, documentation, and enhancements thereto, whether developed before or after the Effective Date. The Client acknowledges that it acquires no ownership interest in the Platform by virtue of this Agreement, and that its rights with respect to the Platform are limited to the license expressly granted under the Software License Agreement.

10. LIMITATION OF LIABILITY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY, OR PUNITIVE DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE SERVICES, INCLUDING WITHOUT LIMITATION LOSS OF REVENUE, LOSS OF PROFITS, LOSS OF BUSINESS, LOSS OF DATA, OR LOSS OF GOODWILL, WHETHER BASED ON CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, OR ANY OTHER LEGAL THEORY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

IN NO EVENT SHALL EITHER PARTY’S AGGREGATE LIABILITY TO THE OTHER PARTY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OR ANY OTHER LEGAL THEORY, EXCEED THE TOTAL AMOUNTS PAID OR PAYABLE BY THE CLIENT TO THE SERVICE PROVIDER UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTHS PRECEDING THE EVENT GIVING RISE TO THE CLAIM (THE “LIABILITY CAP”). THE FOREGOING LIMITATIONS SHALL NOT APPLY TO: (i) EITHER PARTY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 11; (ii) DAMAGES ARISING FROM A PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT; OR (iii) BREACHES OF SECTION 8 (CONFIDENTIALITY) OR SECTION 9 (INTELLECTUAL PROPERTY).

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11. INDEMNIFICATION. Each Party (in such capacity, the “Indemnifying Party”) shall defend, indemnify, and hold harmless the other Party and its respective officers, directors, employees, agents, affiliates, successors, and assigns (collectively, the “Indemnified Parties”) from and against any and all third-party claims, actions, suits, proceedings, losses, liabilities, damages, judgments, penalties, fines, costs, and expenses (including reasonable attorneys’ fees) (collectively, “Losses”) arising out of or relating to: (i) the Indemnifying Party’s breach of any representation, warranty, covenant, or obligation under this Agreement; (ii) the Indemnifying Party’s gross negligence or willful misconduct in connection with this Agreement; or (iii) the infringement, misappropriation, or violation of any third-party intellectual property rights by the Indemnifying Party in connection with the performance of this Agreement. The Indemnified Party shall: (i) promptly notify the Indemnifying Party in writing of any claim for which indemnification is sought; (ii) grant the Indemnifying Party sole control over the defense and settlement of such claim, provided that the Indemnifying Party shall not settle any claim in a manner that imposes any obligation or liability on the Indemnified Party without the Indemnified Party’s prior written consent; and (iii) provide the Indemnifying Party with reasonable cooperation and assistance in connection with the defense or settlement of such claim, at the Indemnifying Party’s expense. The Indemnified Party reserves the right to participate in the defense of any claim at its own expense and with counsel of its own choosing.

12. DISPUTE RESOLUTION. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to its conflict of laws principles. In the event of any dispute, claim, or controversy arising out of or relating to this Agreement, or the breach, termination, enforcement, interpretation, or validity thereof (a “Dispute”), the Parties shall first attempt to resolve such Dispute through good faith negotiation between senior representatives of each Party. Either Party may initiate such negotiation by delivering written notice to the other Party describing the nature of the Dispute in reasonable detail. The Parties shall have a period of thirty (30) days following delivery of such notice (the “Negotiation Period”) to attempt to resolve the Dispute, unless the Parties agree in writing to extend such period.

If the Parties are unable to resolve a Dispute through negotiation within the Negotiation Period, either Party may submit such Dispute to binding arbitration administered by the American Arbitration Association (AAA) in New York, New York, in accordance with its Commercial Arbitration Rules. The decision or award rendered in such proceeding shall be final and binding upon the Parties and may be entered as a judgment in any court of competent jurisdiction.

Notwithstanding the foregoing, either Party may seek interim injunctive or other equitable relief in any court of competent jurisdiction to protect its rights pending the resolution of any Dispute, without waiving any other rights or remedies available to it under this Agreement or applicable law.

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13. GENERAL PROVISIONS.

(a)	Entire Agreement. This Agreement, together with all Schedules attached hereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions, whether oral or written, between the Parties relating to the subject matter hereof. No prior drafts of this Agreement shall be used in the interpretation or construction of this Agreement.

(b)	Amendments. This Agreement may not be amended, modified, or supplemented except by a written instrument duly executed by authorized representatives of both Parties. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving Party. No failure or delay by either Party in exercising any right or remedy under this Agreement shall operate as a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof.

(c)	Assignment. Neither Party may assign, transfer, delegate, or otherwise dispose of this Agreement, or any of its rights or obligations hereunder, without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that the Service Provider may assign this Agreement, without the Client’s consent, to any successor entity in connection with a merger, acquisition, reorganization, or sale of all or substantially all of its assets or equity interests. Any purported assignment in violation of this Section shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

(d)	Force Majeure. Neither Party shall be liable to the other Party for any failure or delay in the performance of its obligations under this Agreement (other than payment obligations) to the extent such failure or delay is caused by circumstances beyond such Party’s reasonable control, including without limitation acts of God, natural disasters, epidemic or pandemic, war, terrorism, civil unrest, governmental action, labor disputes, or failures of third-party infrastructure or services (each, a “Force Majeure Event”). The affected Party shall provide prompt written notice to the other Party of any Force Majeure Event and shall use commercially reasonable efforts to mitigate the impact of such event and resume performance as soon as reasonably practicable. If a Force Majeure Event continues for a period exceeding thirty (30) consecutive days, either Party may terminate this Agreement upon written notice to the other Party without further liability.

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(e)	Notices. All notices, requests, demands, consents, approvals, and other communications required or permitted under this Agreement shall be in writing and shall be deemed duly given: (i) upon delivery, if delivered by hand; (ii) one (1) business day after deposit with a nationally recognized overnight courier, addressed to the receiving Party at the address set forth below (or such other address as a Party may designate by notice given in accordance with this Section); or (iii) upon confirmed transmission, if sent by email with acknowledgment of receipt, provided that a copy is concurrently sent by one of the methods described above.

Notices

If to Service Provider:

RAD Technologies, Inc.

1974 Clarkia St

Simi Valley CA 90065

Email:

If to Client:

Altivera Vision Inc.

Email:

(f)	Severability. If any provision of this Agreement is held by a court or arbitrator of competent jurisdiction to be invalid, illegal, or unenforceable, such provision shall be modified to the minimum extent necessary to make it enforceable, or if it cannot be so modified, it shall be severed from this Agreement, and the remaining provisions of this Agreement shall continue in full force and effect.

(g)	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Electronic signatures and signatures transmitted by PDF or other electronic means shall be deemed valid and binding to the same extent as original signatures.

(h)	No Third-Party Beneficiaries. This Agreement is entered into for the sole benefit of the Parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any rights in any third party.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

SERVICE PROVIDER	CLIENT

RAD Technologies, Inc.	Altivera Vision Inc.

By	By
Name:	Name:
Title:	Title:
Date:	Date:

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SCHEDULE A

DESCRIPTION OF SERVICES

This Schedule A is attached to and incorporated into the Managed Services Agreement dated August 14, 2026 (the “Agreement”), by and between RAD Technologies, Inc. (“Service Provider”) and Altivera Vision, Inc. (“Client”).

The Service Provider shall provide the following Services to the Client and any Designated Affiliate:

(1) Accounting and bookkeeping support, including maintenance of the books and records, transaction processing, accounts payable and receivable administration, and preparation of periodic management accounts.

(2) Human resources support, including onboarding and offboarding, maintenance of personnel records, benefits administration support, and policy and handbook maintenance.

(3) Information technology support, including provisioning and administration of productivity and collaboration accounts, device and access administration, and general end-user support; provided that the Platform and any other software licensed under the Software License Agreement are excluded from the Services and are governed solely by that agreement.

(4) Broad-level strategic and executive management support, including corporate development support, financial planning and analysis, and general executive oversight.

The scope, frequency, and service levels applicable to each of the foregoing may be further described, and additional Services added or existing Services Removed, by mutual written agreement of the Parties in accordance with Section 3.

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SCHEDULE B

FEES AND CHARGES

This Schedule B is attached to and incorporated into the Managed Services Agreement dated August 14, 2026 (the “Agreement”), by and between RAD Technologies, Inc. (“Service Provider”) and Altivera Vision, Inc. (“Client”).

1. Direct Service Fee. The Client shall pay a monthly fee equal to the Service Provider’s cost of providing the accounting, human resources, and information technology Services described in items (1) through (3) of Schedule A, plus five percent (5%) of such cost (the “Direct Service Fee”). The Service Provider’s cost shall be determined by reference to a schedule of the resources provided by the Service Provider to the Client (the “Schedule of Resources Provided”), to be mutually agreed by the Parties and updated from time to time, with prorations and allocations of personnel and other costs subject to the mutual agreement of the Parties; provided that the Service Provider may, in its discretion, require a reallocation of such prorations and allocations up to two (2) times in any calendar year. The Parties estimate that the Direct Service Fee will range between $10,000 and $25,000 per month, which estimate is for planning purposes only and does not limit the amounts payable under this item (1).

2. Pass-Through Costs. The Client shall reimburse the Service Provider, at cost and without mark-up, for third-party platform and subscription costs incurred by the Service Provider on the Client’s behalf in providing the Services, including human resources information system and accounting platform subscriptions, in each case allocated on a reasonable and consistently applied basis.

3. Management Fee. The Client shall pay a management fee equal to one percent (0.75%) of consolidated gross revenues of the Client and its subsidiaries, calculated and payable quarterly in arrears, in consideration of the strategic and executive management support described in item (4) of Schedule A.

4. Revenue Threshold. Notwithstanding anything to the contrary in this Schedule B, no Direct Service Fee, Pass-Through Costs, or Management Fee shall accrue or be payable in respect of any period before the consolidated trailing twelve-month gross revenues of the Client and its subsidiaries first equal or exceed $3,000,000 (the “Revenue Threshold”). The Management Fee, Direct Service Fee and the Pass-Through Costs shall commence on the first day of the calendar month following the month in which the Revenue Threshold is first met.

5. Invoicing and Payment. The Service Provider shall invoice the Direct Service Fee and Pass-Through Costs monthly in arrears and the Management Fee quarterly in arrears. Payment terms are as set out in Section 4.

6. Amendment. The fees set out in this Schedule B may be amended by mutual written agreement of the Parties without amendment of the Agreement, in accordance with Section 4.

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